UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2013
Commission File Number 0-28564
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On January 29, 2014, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2013. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: January 30, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 29, 2014

Table of Contents	Exhibit 99.1

QIAGEN Reports Fourth Quarter and Full-Year 2013 Results

•	Achieved 2013 targets: Adjusted net sales $1.31 billion (+5% CER), growth in all regions and customer classes; adjusted operating income $355.8 million; adjusted EPS $1.14

◦	Q4 2013 results: Adjusted net sales $362.6 million (+5% CER); adjusted operating income $106.3 million; adjusted EPS $0.36

•	Ambition to build on 2013 progress to further accelerate innovation and growth in 2014

◦	FDA submissions completed for C. difficile infection assay as well as for full QIAsymphony workflow; target set for 250 new QIAsymphony placements in 2014

◦	Record number of new companion diagnostics co-development agreements; new therascreen launches strengthen Personalized Healthcare leadership

◦	QuantiFERON-TB continues rapid growth as the new gold standard for latent TB detection, expected 2014 sales to exceed $100 million, preparing for China launch

◦	Next-generation sequencing initiatives progressing with plans for rollout of new universal products, bioinformatics and GeneReader benchtop NGS workflow

•	QIAGEN expects to deliver higher adjusted net sales and earnings in 2014

Venlo, The Netherlands, January 29, 2014 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2013, delivering sales growth in all regions and customer classes along with improved profitability.

“We are pleased with our performance in 2013. We achieved our targets for improved sales and adjusted earnings through growth in all customer classes and regions and made significant progress on strategic initiatives to accelerate innovation and growth for the future,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.

“We have created a strong focus on five growth drivers that have the potential to transform QIAGEN. Adoption of our QIAsymphony automation platform continues to set new standards, and we recently completed important U.S. regulatory submissions for the full QIAsymphony workflow and are expanding the test menu. We continue to drive global expansion of the QuantiFERON-TB latent tuberculosis test, which is set to exceed $100 million of sales in 2014. We are also seeing strong momentum in our industry-leading Personalized Healthcare portfolio with a significant number of new partnership agreements signed in 2013. In bioinformatics and next-generation sequencing, two emerging growth drivers for QIAGEN, we are moving ahead with initiatives to expand our portfolio of universal products and services - particularly our leadership in bioinformatics analysis and interpretation - as well as developing the sample-to-insight GeneReader NGS benchtop workflow. We are well-positioned to achieve our goals for 2014 and deliver on our mission of making improvements in life possible."

Table of Contents	Exhibit 99.1

Full-year 2013 results

	2013	2012	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	1,306.3	1,254.5	4%	5%
Operating income, adjusted	355.8	356.4	0%
Net income, adjusted	275.1	260.7	6%
Diluted EPS, adjusted	$1.14	$1.08

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013, and CLC bio on August 22, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity and CLC bio prior to the acquisitions.

Adjusted net sales rose 5% at constant exchange rates (CER) in 2013 on growth in all regions and customer classes, particularly Molecular Diagnostics (+7% CER) and Applied Testing (+6% CER), as higher sales of consumables and other revenues (+6% CER) more than offset lower instrument sales (-4% CER). Total CER sales growth was split about evenly between the existing product portfolio and the acquisitions of Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and AmniSure International LLC (acquired May 3, 2012). Currency movements had a negative impact of approximately 1 percentage point on reported sales growth.
Operating income in 2013 amounted to $63.3 million compared to $169.8 million in 2012, due mainly to restructuring charges of $119.4 million related to a major efficiency project completed in 2013. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, was largely unchanged at $355.8 million in 2013 compared to $356.4 million in 2012. The adjusted operating income margin declined to 27% of sales in 2013 from 28% in 2012, mainly due to approximately 100 basis points of dilution as a result of investments following the acquisitions of Ingenuity and CLC bio.
Net income attributable to owners of QIAGEN N.V. in 2013 amounted to $69.1 million, or $0.29 per diluted share (based on 242.2 million shares), compared to $129.5 million, or $0.54 per share (based on 240.7 million shares) in 2012. Adjusted net income rose 6% to $275.1 million, or $1.14 per share on an adjusted diluted EPS basis, from $260.7 million, or $1.08 per share in 2012.
At December 31, 2013, cash and cash equivalents declined to $330.3 million from $394.0 million at December 31, 2012. Net cash provided by operating activities rose to $259.0 million in 2013 compared to $245.0 million in 2012, with free cash flow improving to $174.5 million from $142.9 million in the year-ago period. Net cash used in investing activities was $251.7 million in 2013, lower than the $300.9 million of net cash used in 2012. Net cash used in financing activities was $68.8 million in 2013, mainly for the share repurchase programs, compared to cash provided by financing activities of $226.6 million in 2012.

“We are using our healthy financial position to support the next growth wave of innovative Sample & Assay Technologies amid growing demand in healthcare and many areas of life science to transform biological samples into valuable molecular insights,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We completed our major efficiency program in 2013 to strengthen QIAGEN and better deploy resources to our five growth drivers. We are determined to build on the progress of 2013 and deliver improved results

Table of Contents	Exhibit 99.1

in 2014. We have set ambitious mid-term targets to accelerate sales growth, generate higher operating cash flow and create greater value for our shareholders.”

Fourth quarter 2013 results

	Q4 2013	Q4 2012	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	362.6	346.5	5%	5%
Operating income, adjusted	106.3	106.0	0%
Net income, adjusted	87.8	82.8	6%
Diluted EPS, adjusted	$0.36	$0.34

For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013, and CLC bio on August 22, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity and CLC bio prior to the acquisitions.

Adjusted net sales grew 5% at constant exchange rates (CER) in the fourth quarter of 2013 on growth in all regions and was led by Applied Testing and Pharma. Approximately two percentage points of total CER sales growth came from the ongoing product portfolio and three percentage points of contributions came from the acquisitions of Ingenuity Systems, Inc. and CLC bio in 2013. Currency movements did not have a significant impact on reported sales growth in the quarter.

Operating income declined 30% to $34.0 million in the fourth quarter of 2013 from $48.9 million in the same quarter of 2012, with approximately $18.7 million of restructuring charges taken in the 2013 period as part of the final group of projects in a major efficiency project completed in 2013. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, was largely unchanged at $106.3 million compared to $106.0 million in the year-ago quarter. The adjusted operating income margin was 29% of sales in the fourth quarter of 2013 compared to 31% in the 2012 period, mainly due to significantly higher R&D costs as well as adverse foreign currency movements in particular from the Turkish lira, Brazilian real and Japanese yen against the U.S. dollar.

Net income attributable to owners of QIAGEN N.V. rose 57% to $60.2 million, or $0.25 per diluted share (based on 244.4 million shares), from $38.4 million, or $0.16 per diluted share (based on 241.8 million shares) in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. rose 6% to $87.8 million from $82.8 million in the year-ago period. Adjusted diluted EPS rose to $0.36 per share compared to $0.34 per share in the 2012 quarter.

Business review
Geographic regions
Adjusted net sales improved in all regions in 2013. The Americas (+5% CER, 48% of sales) advanced on higher contributions from Mexico, Brazil and the U.S. The Asia-Pacific / Japan region (+6% CER, 19% of sales) advanced on double-digit sales gains in China and India, while Japan was largely unchanged compared to 2012 results. The Europe / Middle East / Africa region (+2% CER, 32% of sales) rose on

Table of Contents	Exhibit 99.1

improving results, in particular in Turkey, the United Kingdom and the Nordic region. The top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) delivered 24% CER growth in 2013 and represented 14% of sales, with double-digit gains in many key markets that more than offset weaker results in Korea.
Product categories
Consumables and related revenues (2013: +6% CER, 88% of sales) rose across all customer classes, led by Molecular Diagnostics and Applied Testing. Contributions from the Ingenuity and CLC bio portfolios (acquired in 2013 and recorded in this product category) also supported growth in all customer classes. In the fourth quarter of 2013, consumables and related revenues grew 7% CER and represented 86% of sales.
Instruments (2013: -4% CER, 12% of sales) were higher in Pharma, but recorded revenues of such products declined in the other customer classes. Academia results were under pressure due to reduced funding for life sciences research, while Applied Testing sales declined against a very strong performance in 2012. In Molecular Diagnostics placements continue to show strong growth, but revenues in 2013 were impacted by the focus on reaching multi-year reagent rental placements of the QIAsymphony automation platform. Overall, QIAGEN exceeded its 2013 goal to reach a cumulative installed base of more than 1,000 systems compared to more than 750 at the end of 2012. In the fourth quarter of 2013, instrument sales fell 5% CER (due mainly to the above discussed placements under reagent rental agreements) and represented 14% of sales.
Customer classes
An overview for the full-year 2013 of the performance in QIAGEN’s four customer classes (based on adjusted net sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (2013: +7% CER, 50% of sales) benefited in 2013 from important growth drivers, as high-single-digit CER gains in consumables more than offset lower instrument sales. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) grew more than 20% CER and represented approximately 6% of total sales. Global results for HPV testing products (-4% CER, 16% of sales) were mixed, as sales in the U.S. declined approximately 10% and in line with expectations, while sales in the rest of the world advanced at a double-digit CER rate. In Profiling, the growing installed base of QIAsymphony platforms led to strong double-digit CER growth in consumables. Personalized Healthcare sales of companion diagnostic assays were higher despite challenging developments in the U.S. reimbursement landscape. QIAGEN also entered into several new co-development projects during 2013, but revenues were significantly lower compared to 2012, due mainly to the timing of milestone payments. In Point of Need, the AmniSure portfolio maintained a double-digit CER growth pace. In the fourth quarter of 2013, Molecular Diagnostics rose 3% CER and represented 51% of sales, as consumables grew at a solid single-digit CER pace, but instrument sales were lower.
Applied Testing (2013: +6% CER, 8% of sales) returned to growth during the second half of the year, as solid gains in consumables more than offset lower instrument sales compared to the very strong instrument sales in 2012 of QIAsymphony automation platforms. In the fourth quarter of 2013, Applied Testing was up 17% CER and represented 8% of sales, with double-digit CER growth in consumables and instruments.

Table of Contents	Exhibit 99.1

Pharma (2013: +3% CER, 19% of sales) delivered growth in instruments and consumables in 2013 in all geographic regions, with improved performance underpinned by the first-time contributions of the Ingenuity and CLC bio acquisitions completed during the year. Industry restructuring activities weighed on growth opportunities, particularly in Europe. In the fourth quarter of 2013, Pharma sales were up 7% CER and represented 18% of sales.
Academia (2013: +1% CER, 23% of sales) was impacted in 2013 by adverse government funding trends, particularly in the U.S. with the implementation of sequestration budget cuts, and cautious spending patterns among customers in other regions. Instrument sales declined at a mid-single-digit CER pace, while modest growth in consumables came from the contributions of Ingenuity and CLC bio. Government funding trends are expected to improve during the course of 2014, particularly in the U.S., but funding is largely expected to remain below levels seen in previous years. In the fourth quarter of 2013, Academia sales rose 4% CER and represented 23% of sales.
Accelerating pace of innovation and growth in 2014
QIAGEN aims to continue accelerating the pace of innovation and growth in 2014 by executing on initiatives to expand our leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. The focus is on five growth drivers: (1) driving global adoption of the QIAsymphony platform and expanding the menu of test content, (2) extending QIAGEN’s leadership in Personalized Healthcare with innovative companion diagnostics, (3) establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control, (4) expanding the use of bioinformatics in molecular applications, including the adoption of our Ingenuity and CLC bio franchises, and (5) creating an industry-leading portfolio to drive use of next-generation sequencing (NGS) in clinical research and diagnostics.

Among recent developments in QIAGEN’s initiatives:

•
QIAsymphony continues rapid growth as content menu expands: After surpassing the goal of 1,000 cumulative placements of the QIAsymphony automation platform in 2013, QIAGEN has set new goals of more than 1,250 placements by the end of 2014 and 1,500 by the end of 2015. New test kit launches and development activities are adding valuable content for customers to run on the QIAsymphony platform, with more than 35 new tests in the pipeline. Among recent developments:

◦
In December 2013, the artus C. difficile QS-RGQ MDx Kit, a molecular diagnostic for the dangerous healthcare-associated infection Clostridium difficile, was submitted for U.S. FDA clearance. QIAGEN also submitted the complete QIAsymphony RGQ MDx platform to the FDA for 510k clearance. This modular system, which covers entire laboratory workflows from biological sample to valuable molecular insights, is composed of the QIAsymphony SP (sample processing), the QIAsymphony AS (assay setup) and the real-time PCR detection platform Rotor-Gene Q MDx, which received FDA clearance in 2012. Also in 2013, QIAGEN launched the CE-marked artus CT/NG QS-RGQ Kit for diagnosis of the sexually transmitted pathogens Chlamydia trachomatis (CT) and Neisseria gonorrhea (NG) in Europe.

◦
The RespiFinder RG Panel, a multiplex PCR assay for the simultaneous detection and differentiation of 21 respiratory pathogens, was recently launched in Europe with a CE-IVD compliant workflow from biological sample to molecular insights. The assay is the first highly

Table of Contents	Exhibit 99.1

multiplexed pathogen assay designed to run on Rotor-Gene Q, and detects and differentiates 16 RNA viruses, 2 DNA viruses, and 3 bacteria. Respiratory tract infections (RTI) are the most widespread type of acute infection in adults and children and are a significant cause of mortality in immunocompromised patients. The fast results provided by the test will improve therapy and may help to improve patient outcomes by preventing unnecessary treatment or hospital admission.

◦
Among submissions planned for 2014 are a U.S. application for the artus HSV1/2 QS-RGQ Kit for Herpes simplex virus 1 and 2, and also U.S. and European applications for the artus VanR Qs-RGQ Kit for healthcare-associated infections from vancomycin-resistant bacteria ,and the artus MRSA/SA QS-RGQ Kit for methicillin-susceptible Staphylococcus aureus infections.

•
Leadership in Personalized Healthcare gains momentum: QIAGEN launched the new therascreen IDH1/2 RGQ kit in Europe in January 2014, enabling physicians to better diagnose and assess the prognosis of patients with gliomas (brain and spinal cord tumors). At the same time, a new collaboration was announced with Mayo Clinic to develop diagnostics for cholangiocarcinoma (CCA, also known as bile duct cancer) using biomarkers for IDH1 and IDH2 gene mutations. Meanwhile, progress on resolving U.S. reimbursement issues during 2013 improved the uptake of the FDA approved therascreen kits, such as therascreen EGFR RGQ PCR Kit, which received FDA approval in July 2013 for use in metastatic non-small cell lung cancer (NSCLC), and the therascreen KRAS RGQ PCR Kit for use in metastatic colorectal cancer, which was approved and launched in 2012. Co-development agreements continue to add to the Personalized Healthcare pipeline and 2013 was a record year in terms of new agreements. A new partnership with Exosome Diagnostics is progressing rapidly to develop first-in-class, blood-based tests using exosome technology to detect mutations of an undisclosed gene associated with NSCLC and other malignancies, with potential to be paired with several new anticancer drugs. QIAGEN and Exosome also are preparing to launch in 2014 the first in a series of high-performance sample preparation kits for processing nucleic acids from exosomes, tiny enclosures that circulate in the blood and other body fluids. In the fourth quarter of 2013, QIAGEN announced its third co-development project with Eli Lilly and Company for a companion diagnostic paired with a novel Lilly oncology compound. A new partnership was also announced with Clovis Oncology to develop a companion diagnostic to guide the use of a Clovis compound in NSCLC patients based on their EGFR mutation status.

•
QuantiFERON-TB expands globally: QuantifFERON-TB Gold continues to gain acceptance as the modern gold standard to diagnose latent TB infections estimated to affect about one-third of the world’s population. After sales grew more than 20% CER in 2013, QuantiFERON-TB is expected to surpass $100 million of annual sales in 2014. Among recent developments, QuantiFERON-TB is set to be launched in China soon after the granting of regulatory approval.

•
Bioinformatics tools drive the advancement of NGS technologies: QIAGEN has built a leading position in the emerging market for commercial solutions for the analysis and interpretation of biological data. QIAGEN’s bioinformatics products are critical for driving the adoption of molecular testing, in particular NGS technologies in clinical research and diagnostics. Building on the acquisitions of Ingenuity and CLC bio in 2013, QIAGEN is serving a broad range of customers who are seeking to transform complex biological data generated from sequencers into valuable molecular

Table of Contents	Exhibit 99.1

insights. Adjusted sales of Ingenuity and CLC bio were more than $30 million on a combined pro forma basis in 2013, and are expected to grow at a rapid double-digit pace in 2014 and beyond. These offerings are “universal,” allowing customers to use them with all major sequencing platforms, and are also being integrated into QIAGEN’s GeneReader NGS workflow. Important new product launches are planned for 2014, including a new web-based Ingenuity solution to deliver faster, easier-to-use and high-confidence clinical interpretation and reporting of insights from NGS-based tests. QIAGEN began enrolling molecular diagnostics laboratories in an early access program for this product in November 2013. Also planned for launch in 2014 is a new product portfolio based on CLC’s Genomics Workbench that is designed for cancer research.

•
Innovative workflows for NGS serve emerging clinical demand: QIAGEN is moving ahead on its initiative to create an industry-leading portfolio of products and services to drive the adoption of next-generation sequencing in clinical research and diagnostics. This strategy focuses on creating universal solutions to address key workflow challenges, as well as build a complete NGS benchtop workflow. QIAGEN is commercializing an increasingly broad range of universal solutions compatible with any NGS platform, including pre-analytic kits such as the REPLI-g Single Cell Kit for sequencing from single cells and minute amounts of DNA with highly accurate results, and an expanding portfolio of GeneRead™ DNAseq gene panels for use in cancer and other diseases. QIAGEN is also developing an innovative sample-to-insight workflow incorporating the GeneReader™ benchtop NGS sequencer, with commercialization planned for 2014.

•
Leadership in cervical cancer screening: QIAGEN continues to maintain a solid leadership position in the U.S. market segment for cervical cancer screening with its digene HC2 Test despite aggressive pricing actions launched by new competitors in recent years. QIAGEN’s U.S. sales of HPV products accounted for approximately 10% of total sales in 2013, and are expected to decline by at least $40 million in 2014, due mainly to the ongoing competitor pricing pressure impacting pricing in contract renewals, as well as the announcement by a U.S. customer in June 2013 that it has reached a new non-exclusive agreement to consolidate the purchase of products for a range of women’s health diagnostics, including HPV tests, with a competing supplier. Outside of the U.S., QIAGEN continues to enjoy a solid leadership position for its HPV product portfolio, which provided approximately 6% of total sales in 2013, and is pursuing growth opportunities.

Making progress on $100 million share repurchase program
QIAGEN launched its second $100 million share repurchase program in September 2013 after having completed a $100 million program earlier in the year. As of January 24, 2014, a total of 1,551,503 shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 16.72, which represents approximately EUR 25.9 million (approximately $35 million at current exchange rates). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on this program is available in the Investor Relations section of QIAGEN’s website at www.qiagen.com.

2014 outlook

QIAGEN expects to deliver higher adjusted net sales and adjusted earnings in 2014. For the full year, adjusted net sales are expected to rise approximately 4-5% CER, as sales growth of approximately 8-9%

Table of Contents	Exhibit 99.1

CER from the current business portfolio, as well as contributions from the acquisitions of Ingenuity (acquired in April 2013) and CLC bio (acquired in August 2013), exceed an adverse impact of up to approximately 4 percentage points from reduced sales of HPV products in the U.S. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.07-1.09 CER for full-year 2014 compared to $1.02 per share in 2013 (including share-based compensation for both years as part of the new adjustment policy). For the first quarter of 2014, adjusted net sales are expected to rise about 4-5% CER, and for $0.21-0.22 per share of adjusted diluted EPS compared to $0.20 per share in the year-ago quarter (under new adjustment policy). Based on current exchange rates, adjusted sales and earnings for 2014 are expected to be adversely affected by certain currency movements against the U.S. dollar, QIAGEN’s reporting currency. These expectations do not take into account any acquisitions that could be completed in 2014.

	New adjustment policy (Includes SBC costs)	Share-based compensation (SBC) costs	Old adjustment policy (Excludes SBC costs)
Adjusted EPS full-year 2013 results	$1.02	$0.12	$1.14
Adjusted EPS full-year 2014 guidance	~$1.07-1.09	~$0.14	~$1.21-1.23

Adjusted EPS Q1 2013 results	$0.20	$0.03	$0.23
Adjusted EPS Q1 2014 guidance	~$0.21-0.22	~$0.03	~$0.24-0.25

Use of adjusted results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities.

QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release. QIAGEN has implemented two changes to its presentation of adjusted results starting in 2014. Share-based compensation will be included as a cost in adjusted results, and information on share-based compensation will continue to be disclosed in QIAGEN’s regulatory filings and annual reports. Also costs for restructuring will only be adjusted for those related to business integration and acquisition-related activities.

Conference call and webcast details

Information on QIAGEN’s performance will be presented during a conference call on Thursday, January 30, 2014, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for

Table of Contents	Exhibit 99.1

download shortly before the event at http://www.qiagen.com/About-Us/Investors/Events-and-Presentations/Conference-Calls, and a webcast will be available at this website. A replay will also be made available on this website.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of December 31, 2013, QIAGEN employed more than 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Table of Contents	Exhibit 99.1

Contacts:

Investor Relations:
John Gilardi
Vice President IR and Corporate Communications
+49 2103 29 11711
+1 240 686 2222

Email: ir@qiagen.com
www.qiagen.com/About-Us/Investors/

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425

Email: pr@qiagen.com
www.twitter.com/qiagen
www.qiagen.com/About-Us/Press-and-Media/

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2013	2012
Net sales	361,085	346,531
Cost of sales	125,222	114,009
Gross profit	235,863	232,522
Operating expenses:
Research and development	43,792	32,211
Sales and marketing	98,492	91,009
General and administrative, restructuring, integration and other	50,184	51,475
Acquisition-related intangible amortization	9,387	8,902
Total operating expenses	201,855	183,597
Income from operations	34,008	48,925
Other income (expense):
Interest income	477	624
Interest expense	(7,916)	(8,330)
Other income (expense), net	4,307	(2,672)
Total other expense	(3,132)	(10,378)
Income before income taxes	30,876	38,547
Income taxes	(29,111)	263
Net income	59,987	38,284
Net loss attributable to non-controlling interest	(163)	(135)
Net income attributable to the owners of QIAGEN N.V.	60,150	38,419

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.25	$0.16
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.36	$0.34

Diluted shares used in computing diluted net income per common share	244,382	241,759

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2013	2012
Net sales	1,301,984	1,254,456
Cost of sales	486,494	430,432
Gross profit	815,490	824,024
Operating expenses:
Research and development	146,070	122,476
Sales and marketing	371,523	343,549
General and administrative, restructuring, integration and other	199,072	152,068
Acquisition-related intangible amortization	35,495	36,117
Total operating expenses	752,160	654,210
Income from operations	63,330	169,814
Other income (expense):
Interest income	2,299	2,382
Interest expense	(30,882)	(23,452)
Other income (expense), net	2,591	(3,591)
Total other expense	(25,992)	(24,661)
Income before income taxes	37,338	145,153
Income taxes	(31,760)	15,616
Net income	69,098	129,537
Net income attributable to non-controlling interest	25	31
Net income attributable to the owners of QIAGEN N.V.	69,073	129,506

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.29	$0.54
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$1.14	$1.08

Diluted shares used in computing diluted net income per common share	242,175	240,746

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	330,303	394,037
Short-term investments	49,923	90,451
Accounts receivable, net	259,710	250,729
Income taxes receivable	46,874	39,150
Inventories, net	128,097	135,293
Prepaid expenses and other current assets	66,290	55,363
Deferred income taxes	39,692	27,598
Total current assets	920,889	992,621
Long-term assets:
Property, plant and equipment, net	445,044	418,932
Goodwill	1,855,691	1,759,898
Intangible assets, net	790,405	853,872
Deferred income taxes	5,081	2,323
Other long-term assets	71,282	59,985
Total long-term assets	3,167,503	3,095,010
Total assets	4,088,392	4,087,631
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	207	948
Accounts payable	50,869	51,311
Accrued and other current liabilities	245,236	196,447
Income taxes payable	38,131	14,863
Deferred income taxes	2,595	3,300
Total current liabilities	337,038	266,869
Long-Term liabilities:
Long-term debt, net of current portion	845,276	846,044
Deferred income taxes	143,760	191,609
Other long-term liabilities	38,447	58,746
Total long-term liabilities	1,027,483	1,096,399
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 239,707 shares in 2013 and 236,487 shares in 2012, respectively	2,812	2,769
Additional paid-in capital	1,777,894	1,718,163
Retained earnings	1,054,431	985,434
Accumulated other comprehensive income	(4,192)	43,991
Less treasury stock, at cost— 5,817 shares in 2013 and 1,943 shares in 2012, respectively	(116,613)	(35,653)
Total equity attributable to the owners of QIAGEN N.V.	2,714,332	2,714,704
Non-controlling interest	9,539	9,659
Total equity	2,723,871	2,724,363
Total liabilities and equity	4,088,392	4,087,631

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended December 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	361.1	235.9	34.0	30.9	29.1	60.2	$0.25
Adjustments:
Business integration, acquisition related and restructuring costs	1.5	7.1	31.6	32.9	(30.4)	2.5	0.01
Of which business integration and acquisition related	1.5	5.2	12.9	14.2	—	—	—
Of which restructuring charges	—	1.9	18.7	18.7	—	—	—
Purchased intangibles amortization	—	20.4	29.7	29.7	(11.4)	18.3	0.07
Share-based compensation	—	1.0	11.0	11.0	(3.0)	8.0	0.03
Other non-recurring income and expense	—	—	—	(0.3)	(0.9)	(1.2)	—
Total adjustments	1.5	28.5	72.3	73.3	(45.7)	27.6	0.11
Adjusted results	362.6	264.4	106.3	104.2	(16.6)	87.8	$0.36

* Using 244.4 M diluted shares

Three months ended December 31, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	346.5	232.5	48.9	38.5	(0.3)	38.4	$0.16
Adjustments:
Business integration, acquisition related and restructuring costs	—	(3.0)	22.4	22.4	(5.5)	17.0	0.07
Purchased intangibles amortization	—	19.3	28.2	28.2	(9.4)	18.8	0.08
Share-based compensation	—	0.5	6.5	6.5	(1.4)	5.0	0.02
Other non-recurring income and expense	—	—	—	0.1	3.5	3.6	0.01
Total adjustments	—	16.8	57.1	57.2	(12.8)	44.4	0.18
Adjusted results	346.5	249.3	106.0	95.7	(13.1)	82.8	$0.34

* Using 241.8 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Twelve months ended December 31, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,302.0	815.5	63.3	37.3	31.8	69.1	$0.29
Adjustments:
Business integration, acquisition related and restructuring costs	4.3	42.8	141.5	154.7	(51.4)	103.3	0.43
Of which business integration and acquisition related	4.3	2.2	22.1	26.7	—	—	—
Of which restructuring charges	—	40.6	119.4	128.0	—	—	—
Purchased intangibles amortization	—	77.9	113.3	113.3	(39.6)	73.7	0.30
Share-based compensation	—	3.3	37.7	37.7	(8.9)	28.8	0.12
Other non-recurring income and expense	—	—	—	—	0.2	0.2	—
Total adjustments	4.3	124.0	292.5	305.7	(99.7)	206.0	0.85
Adjusted results	1,306.3	939.5	355.8	343.0	(67.9)	275.1	$1.14
* Using 242.2 M diluted shares
Twelve months ended December 31, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,254.5	824.0	169.8	145.2	(15.6)	129.5	$0.54
Adjustments:
Business integration, acquisition related and restructuring costs	—	(7.9)	46.6	46.5	(13.9)	32.8	0.14
Purchased intangible amortization	—	78.5	114.6	114.6	(38.7)	75.9	0.31
Share-based compensation	—	2.3	25.4	25.4	(5.6)	19.7	0.08
Other non-recurring income and expense	—	—	—	(0.4)	3.2	2.8	0.01
Total adjustments	—	72.9	186.6	186.1	(55.0)	131.2	0.54
Adjusted results	1,254.5	896.9	356.4	331.3	(70.6)	260.7	$1.08
* Using 240.7 M diluted shares
Tables may contain rounding differences